Filed Pursuant to Rule 433

Registration No. 333-196238

Issuer Free Writing Prospectus dated November 28, 2016

Relating to Prospectus dated May 23, 2014 and

Preliminary Prospectus Supplement dated November 28, 2016

$750,000,000

Senior Notes Offering

Pricing Term Sheet

November 28, 2016

3.200% Senior Notes due 2027
Issuer:	Northrop Grumman Corporation

Expected Ratings:(1)

Moody’s Investors Service, Inc.	Baa2 (Outlook: Stable)

Standard & Poor’s Ratings Services	BBB (Outlook: Stable)

Fitch Ratings, Ltd.	BBB+ (Outlook: Stable)

Principal Amount Offered:	$750,000,000

Pricing Date:	November 28, 2016

Settlement Date (T + 3):	December 1, 2016

Maturity Date:	February 1, 2027

Benchmark Treasury:	2.000% due November 15, 2026

Benchmark Treasury Price / Yield:	97-06 / 2.318%

Spread to Benchmark Treasury:	+90 basis points

Yield to Maturity:	3.218%

Coupon:	3.200%

Day Count Convention:	30 / 360

Price to Public: (2)	99.839%

Interest Payment Dates:	February 1 and August 1, commencing August 1, 2017

Record Dates:	January 15 and July 15

Optional Redemption:

Prior to November 1, 2026 (the “Par Call Date”), at a redemption price equal to the greater of (i) 100% of the principal amount of the notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed that would have been due if the notes matured on the Par Call Date at a discount rate of the Adjusted Treasury Rate +15 basis points.

On and after the Par Call Date, at a redemption price equal to 100% of the principal amount of the notes being redeemed.

CUSIP/ISIN:	666807 BK7 / US666807BK73

Denominations:	$2,000 and multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC Citigroup Global Markets Inc. Mizuho Securities USA Inc. Wells Fargo Securities, LLC

Co-Managers:

ANZ Securities, Inc.

Blaylock Beal Van, LLC

BNP Paribas Securities Corp.

BNY Mellon Capital Markets, LLC

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Drexel Hamilton, LLC

Lloyds Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Mischler Financial Group, Inc.

MUFG Securities Americas Inc.

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

UniCredit Capital Markets LLC

U.S. Bancorp Investments, Inc.

(1)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. Each of the expected security ratings above should be evaluated independently of any other security rating.

(2)	Plus accrued interest, if any, from December 1, 2016.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling one of the numbers listed below:

Goldman, Sachs & Co.	J.P. Morgan Securities LLC
1-866-471-2526 (toll-free)	1-212-834-4533 (collect)

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